Mail Stop 3561

        October 12, 2005

Mr. Jacob Holland
Vice President and Secretary
Anvil Holdings, Inc.
228 East 45th Street
New York, New York 10017

   RE: Anvil Holdings, Inc.
     Form 10-K for Fiscal Year Ended January 29, 2005
     Form 10-Q for Fiscal Quarter Ended July 30, 2005
     Filed April 21, 2005 and September 13, 2005
        File No. 333-26999

Dear Mr. Holland:

 We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

        Sincerely,

        George F. Ohsiek, Jr.
        Branch Chief
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